UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 13 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on March 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: March 30, 2012	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM A/S – Notice and complete proposals for annual general meeting 2012

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of directors and shareholders of TORM A/S to be held on 23 April 2012.

Contact TORM A/S N. E. Nielsen, Chairman, tel.: +45 4243 3343 Jacob Meldgaard, CEO, tel.: +45 3917 9200 Roland M. Andersen, CFO, tel.: +45 3917 9200 C. Søgaard-Christensen, IR, tel.: +45 3076 1288	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 3917 9200 / Fax: +45 3917 9393 www.torm.com

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 160 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the conclusion of definitive waiver documents with our lenders, the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 1 of 16

Attention:
Shareholders in TORM A/S

Hellerup, 30 March 2012

Annual General Meeting in TORM A/S – 23 April 2012
Shareholders in TORM A/S are hereby invited to the Annual General Meeting (AGM) on Monday, 23 April 2012 at 10:00 a.m. CET at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg.

Long-term comprehensive financing solution

Since announcement no. 18 dated 17 November 2011, the Company has cooperated closely with its banks, time charter partners, shareholders and other stakeholders to establish a long-term financial solution for TORM A/S. The five main elements in this solution were specified on page 4 of TORM’s 2011 Annual Report. Since then, TORM has provided several updates through the stock exchange on the progress in this respect.

Agenda and complete proposals

The Board of Directors has proposed a number of decisions to the AGM that are motivated by the need to create flexibility for a potential equity issue and/or other cash initiatives as part of the Company’s plan for a long-term, comprehensive financing solution. Proposals 6.c. to 6.m. are all directly linked to the ongoing negotiations with various stakeholders, and they are extraordinarily extensive in order to facilitate a range of potential outcomes from these specific negotiations.

Enclosed please find the notice of and the complete proposals for the AGM. Certain proposals will be specified further at the earliest possible timing, and no later than at the AGM.

The Board of Directors hopes that you as a shareholder will support TORM either by participating in the AGM or by submitting your vote either by proxy or postal vote.

Yours sincerely,
On behalf of the Board of Directors

N. E. Nielsen
Chairman of the Board of Directors

P.S. Please note that there will be no buffet or cold refreshments at the AGM.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 2 of 16

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of TORM A/S (CVR no. 22460218) that the Annual General Meeting of Shareholders of the Company will be held on

Monday, 23 April 2012 at 10:00 a.m. (CET)

at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg with the following

AGENDA

1.	The Board of Directors’ report on the activities of the Company in the past year.

2.	Presentation for adoption of the Annual Report.

3.	The Board of Directors' proposal for provision for losses in accordance with the adopted Annual Report.

4.	Election of members to the Board of Directors.

5.	Appointment of auditor/auditors.

6.	Proposals from the Board of Directors:

a.	Decision to approve the level of remuneration of the Board of Directors for the year 2012.
b.	Decision to amend Article 12.2 of the Company’s Articles of Association to include a retirement age for members of the Board of Directors.
c.	Decision to decrease the share capital of the Company by transfer to a special reserve fund.
d.	Decision to authorise the Board of Directors to increase the share capital by issuance of new shares against payment in cash with pre-emptive subscription rights.
e.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares at market price in a new class of shares against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

f.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares at market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

g.	Decision to authorise the Board of Directors to increase the share capital by issuance of preference shares at market price in a new class of shares without pre-emptive subscription rights.
h.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares in a new class of shares at a rate discounted to the market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

i.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares at a rate discounted to the market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

j.	Decision to authorise the Board of Directors to raise loans against issuance of convertible debt instruments and to effect the associated capital increases without pre-emptive subscription rights.
k.	Decision to authorise the Board of Directors to raise loans against issuance of convertible debt instruments and to effect the associated capital increases with pre-emptive subscription rights.
l.	Decision to authorise the Board of Directors to issue warrants and to effect the associated capital increases without pre-emptive subscription rights.

m.	Decision to authorise the Board of Directors to grant stock options and to purchase treasury shares.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 3 of 16

n.	Decision to authorise the Board of Directors to apply for the registration of the decisions adopted by the General Meeting and to make any required amendments thereto.

7.	Any other business.

***

Adoption requirements

The General Meeting is only legally competent to transact business when at least one-third of the share capital is represented (quorum), cf. Article 10.1 of the Articles of Association of the Company.

Adoption of the proposals under items 2., 3., 4., 5., 6.a. and 6.m. - 6.n. is subject to a simple majority of votes, cf. Article 10.2 of the Articles of Association of the Company.

Adoption of the proposals under items 6.b. – 6.g. and 6.j. – 6.l. is subject to at least two-thirds of the votes cast as well as of the share capital represented at the General Meeting voting in favour of the proposal, cf. Section 106(1) of the Danish Companies Act.

Adoption of the proposals under items 6.h. and 6.i. is subject to at least nine-tenths of the votes cast as well as of the share capital represented at the General Meeting voting in favour of the proposal, cf. Section 107(2) of the Danish Companies Act.

Form of notice and availability of information

Notice convening the Annual General Meeting will be sent to all shareholders registered in the Company's register of shareholders and/or ADR holders who have registered their holdings with the Company and who have so requested. Notice will also be announced through the Danish Business Authority's IT system and on the Company's website www.torm.com.

This notice containing the agenda, the complete proposals, information on the total number of shares and voting rights on the date of the notice and the forms to be used for proxy voting and postal voting, and the Company’s Annual Report 2011, will be available at the offices of the Company and on the Company’s website, www.torm.com, in the period from Friday 30 March 2012 until and including the date of the Annual General Meeting.

Admission cards, instruments of proxy and postal voting

Admission and voting cards, cf. Article 8.1 of the Articles of Association, to the Annual General Meeting may be obtained against presentation of appropriate documentation (VP reference number) on or before Thursday, 19 April 2012 at 11:59 p.m. in one of the following ways:

-
by returning the attached registration form to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, fully completed and duly signed, via e-mail to vpinvestor@vp.dk, by fax to +45 4358 8867, or

-	by contacting VP Investor Services A/S at tel. +45 4358 8893, or

-	on www.uk.vp.dk/agm.

Shareholders unable to attend the General Meeting may by use of the Proxy Form either:

-	grant proxy to a named third party. The proxy holder will receive an admission card from VP Investor Services A/S which must be brought to the General Meeting, or

-	grant proxy to the Board of Directors. If so, votes will be cast in accordance with the Board of Directors' recommendations, or

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 4 of 16

-	authorise the Board of Directors to vote on the shareholder's behalf as indicated in check boxes.

If a shareholder chooses to be represented by proxy, the Proxy Form shall be returned to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, or by fax, +45 4358 8867, in time for the Proxy Form to be received by VP Investor Services A/S on or before Thursday, 19 April 2012 at 11:59 p.m.

Proxy may also be granted electronically on VP Investor Services A/S' website, www.uk.vp.dk/agm, on or before Thursday, 19 April 2012 at 11:59 p.m.

A shareholder may also choose to vote by way of postal voting. The Postal Voting Form must be returned, fully completed and duly signed, to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, via e-mail to vpinvestor@vp.dk, or by fax, +45 4358 8867, in time for the Postal Voting Form to be received by VP Investor Services A/S on or before Thursday, 19 April 2012 at 11.59 p.m. Voting by way of the Postal Voting Form cannot be withdrawn by the shareholder once returned to VP Investor Services A/S.

Please be advised that shareholders cannot vote by way of both proxy and postal vote.

Share capital and voting rights

On the date of this notice, the Company’s share capital is DKK 364,000,000.00 divided into shares of DKK 5.00 each or any multiples thereof. Each shareholding of DKK 5.00 entitles the holder to one vote at the General Meeting.

However, the exercise of voting rights is subject to the shares having been registered in the Company's register of shareholders, or the shareholder having notified the Company with the purpose of registration in the register of shareholders, on or before the Registration Date, Monday, 16 April 2012, cf. Article 8.1 of the Articles of Association and Section 84 of the Danish Companies Act, and the shareholder having obtained an admission card or submitted a postal vote or a Proxy Form in due time.

Questions from Shareholders

Any questions from shareholders regarding the agenda and the documentation relating to the Annual General Meeting must be presented in writing and be sent to the management by e-mail MAN@torm.com no later than the day before the Annual General Meeting. Replies to such questions will be made either in writing or orally at the General Meeting. Written replies will be available at the Company’s website www.torm.com.

Hellerup, 30 March 2012

The Board of Directors

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 5 of 16

Annual General Meeting of shareholders of TORM A/S, CVR no. 22460218, to be held Monday,   23 April 2012 at 10:00 a.m. CET at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000  Frederiksberg:

Complete Proposals

1.	The Board of Directors’ report on the activities of the Company in the past year.

The Board of Directors proposes that the oral report of the Chairman of the Board of Directors be noted.

2.	Presentation for adoption of the Annual Report.

The Board of Directors proposes that the Annual Report 2011 be adopted. As noted in the Annual Report the statement by management on the Annual Report reflects the uncertainty regarding the completion of a voluntary long-term comprehensive solution. As a consequence of the uncertainty with respect to going concern, the independent auditors have issued a disclaimer of opinion.

3.	The Board of Directors' proposal for provision for losses in accordance with the adopted Annual Report.

The Board of Directors proposes that no dividends be distributed for the financial year 2011. It is therefore proposed that the net result for the year (for the parent company) of USD -445 million be carried forward.

4.	Election of members to the Board of Directors.

Mr N. E. Nielsen, Mr Christian Frigast, Mr Jesper Jarlbæk, Mr Gabriel Panayotides, Mr Angelos Papoulias, and Mr Stefanos-Niko Zouvelos are up for election pursuant to Articles 12.2 and 12.3 of the Company's Articles of Association and are all proposed to be re-elected.

Information on the managerial positions of the said individuals, cf. Section 120(3) of the Danish Companies Act appears from Appendix 1 hereto.

5.	Appointment of auditor/auditors.

The Board of Directors proposes re-election of Deloitte Statsautoriseret Revisionspartnerselskab.

6.	Proposals from the Board of Directors:

a.	Decision to approve the level of remuneration of the Board of Directors for the year 2012.

Motivated by the Danish Recommendations on Corporate Governance from 2011 the Board of Directors proposes approval of the level of the remuneration for 2012. The level, which is not changed compared to the level for 2010 and 2011, is:

(i)	The Chairman of the Board of Directors receives a fee of DKK 1 million.
(ii)	The Deputy Chairman of the Board of Directors receives a fee of DKK 650,000.
(iii)	Other members of the Board of Directors receive each a fee of DKK 400,000.
(iv)	Members of the Board of Directors participating in committees each receive an additional fee of DKK 50,000 per committee.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 6 of 16

Subject to agreement with the Board of Directors, individual members of the Board of Directors may assume specific ad hoc assignments which are outside the scope of work normally attributed with being a board member. Remuneration for such assignments is in each case determined by the Board of Directors and will appear in the Annual Report of the Company.

Board members not resident in Denmark are reimbursed for travelling and accommodation expenses incurred in connection with performing their duties in the Board of Directors. No travel allowance is paid.

b.	Decision to amend Article 12.2 of the Company’s Articles of Association to include a retirement age for members of the Board of Directors.

Motivated by the Danish Recommendations on Corporate Governance 2011 the Board of Directors proposes that Article 12.2 of the Articles of Association is amended to read as follows:

“The members of the Board of Directors elected by the Company at the general meeting shall hold office for a term of one year. Any employee director shall hold office for such term as provided for in the Danish Companies Act. No one who has reached the age of 70 may be elected to the Board of Directors. A member shall retire from the Board of Directors no later than at the first annual general meeting after he or she has reached the age of 70.”

c.	Decision to decrease the share capital of the Company by transfer to a special reserve fund.

The Board of Directors proposes that the share capital of the Company is decreased by an amount of no less than nominally DKK 291,200,000 (corresponding to 80 per cent of the nominal share capital) and no more than nominally DKK 364,000,000 (corresponding to the entire nominal share capital) from nominally DKK 364,000,000 by decreasing the nominal amount per share (denomination) from DKK 5 to between DKK 1 and DKK 0 by transfer of the reduction amount to a special reserve fund in accordance with Section 188(1)(3) of the Danish Companies Act.

The transfer to the special reserve fund shall be in an amount of no less than DKK 291,200,000 and no more than DKK 364,000,000 and the capital decrease hence occurs by rate 100, i.e. equalling the decreased nominal amount. Subsequent to the decrease, the share capital of the Company will amount to an amount between nominally DKK 72,800,000 and DKK 0 and the nominal value of each share will be between DKK 1 and DKK 0.

The Board of Directors will on or before the Annual General Meeting announce the exact capital decrease amount which will be presented to the shareholders for adoption.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 7 of 16

Adoption of the proposal implies that Article 2.1 of the Articles of Association is amended to read as follows (final numbers in [*] will only be available upon clarification of what the share capital will be reduced by and to and be inserted in the Articles of Association):

“The Company’s share capital is DKK [*] divided into shares of DKK [*] each or any multiple thereof.” and that Article 8.3 of the Articles of Association is amended to “Each share of DKK [*] carries one vote”.

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution.

d.	Decision to authorise the Board of Directors to increase the share capital by issuance of new shares against payment in cash with pre-emptive subscription rights.

The Board of Directors proposes that the following authorisation is inserted as Article 2.8 in the Articles of Association of the Company:

“The Board of Directors is authorised in the period until 30 April 2013 with proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 1,500,000,000.

New shares issued pursuant to this authorisation shall be subscribed for in cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation. The Board of Directors will determine whether the new shares may be subscribed for at a rate discounted to the market price and any other terms and conditions.”

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

e.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares at market price in a new class of shares against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

The Board of Directors proposes that the following authorisation is inserted as Article 2.9 in the Articles of Association of the Company:

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 8 of 16

“The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at market price as confirmed by an independent expert to constitute a fair market price (or terminology to a similar effect) which may be lower than the market price quoted on the existing shares on NASDAQ OMX Copenhagen A/S.

New shares issued pursuant to this authorisation shall be issued in a new class of shares which shares may not be admitted to trading and official listing, shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.”

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

f.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares at market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

The Board of Directors proposes that the following authorisation is inserted as Article 2.10 in the Articles of Association of the Company:

“The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at market price as confirmed by an independent expert to constitute a fair market price (or terminology to a similar effect) which may be lower than the market price quoted on the shares existing on NASDAQ OMX Copenhagen A/S.

New shares issued pursuant to this authorisation shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.”

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 9 of 16

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

g.	Decision to authorise the Board of Directors to increase the share capital by issuance of preference shares at market price in a new class of shares without pre-emptive subscription rights.

The Board of Directors proposes that the following authorisation is inserted as Article 2.11 in the Articles of Association of the Company:

“The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 1,500,000,000 at market price against payment in cash by establishment of a new class of preference shares with preferential rights to dividend, liquidation proceeds and increased voting rights and to amend the Articles of Association accordingly.

New preference shares issued under this authorisation shall have the following characteristics:

(i)
The preference shares shall carry 10 votes per preference share. A preferential right to 10 per cent per annum, cumulative dividend, of the subscription amount of the preference shares shall be attached to the preference shares.

(ii)
Upon a solvent liquidation of the Company the preference share capital shall be covered in priority by distribution of liquidation proceeds in proportion to the subscription amount of the preference shares including declared, but unpaid dividend, following which the ordinary share capital shall be covered in the same manner. The holders of preference and ordinary shares shall subsequently rank equally in proportion to their nominal holdings in respect of further distributions.

(iii)
The preference shares shall be subscribed for in cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders.

(iv)	The existing shareholders shall not have pre-emptive rights to subscribe for the new preference shares.
(v)	The transferability of the new preference shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their preference shares redeemed.
(vi)	The new preference shares are in all other respects to carry the same rights and privileges as the existing ordinary shares of the Company.”

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 10 of 16

h.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares in a new class of shares at a rate discounted to the market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

The Board of Directors proposes that the following authorisation is inserted as Article 2.13 in the Articles of Association of the Company:

“The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at a rate discounted to the market price.

New shares issued pursuant to this authorisation shall be issued in a new class of shares which shares may not be admitted to trading and official listing, shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.”

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

i.
Decision to authorise the Board of Directors to increase the share capital by issuance of new shares at a rate discounted to the market price against payment in cash, conversion of debt, or contribution of assets other than cash without pre-emptive subscription rights.

The Board of Directors proposes that the following authorisation is inserted as Article 2.14 in the Articles of Association of the Company:

“The Board of Directors is authorised in the period until 30 April 2013 without proportionate pre-emptive subscription rights for the existing shareholders, to resolve to increase the Company's share capital in one or more issues by up to a total nominal amount of DKK 2,400,000,000 at a rate discounted to the market price.

New shares issued pursuant to this authorisation shall be subscribed for in cash, conversion of debt, or contribution of assets other than cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the shares existing in the Company at the date of the adoption of this authorisation.”

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 11 of 16

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

j.	Decision to authorise the Board of Directors to raise loans against issuance of convertible debt instruments and to effect the associated capital increases without pre-emptive subscription rights.

The Board of Directors proposes to replace Article 2.6 of the Articles of Association by granting a new authorisation to the Board of Directors to raise loans against issuance of convertible debt instruments, one or more times, in the period until 30 April 2013, with a total loan amount of up to DKK 2,400,000,000 with a maximum increase of the share capital of up to nominally DKK 2,400,000,000 as a result of conversion of debt and to effect the associated capital increases.

Article 2.6 of the Articles of Association shall hereafter read as follows:

“The Board of Directors is authorised in the period until 30 April 2013, one or more times, without any pre-emptive subscription rights for the existing shareholders, to resolve to raise loans for a total amount of up to DKK 2,400,000,000 against the issuance of convertible debt instruments entitling the holder to subscribe for shares in the Company and to effect the associated capital increases. The loans must be paid in cash to the Company. The Board of Directors will lay down the specific terms and conditions for the convertible debt instruments being issued under this authorisation. Conversion may not take place at a price, which is lower than the market price of the Company’s shares at the time of the issuance of the convertible debt instruments.

As a result of this authorisation, the Board of Directors is furthermore authorised in the period until 30 April 2013 to increase the Company's share capital, without any pre-emptive subscription rights for the existing shareholders, by up to a total nominal amount of DKK 2,400,000,000 by conversion of convertible debt instruments issued pursuant to this Article 2.6. New shares issued pursuant to this authorisation shall be negotiable instruments and shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders, the transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will determine any other terms and conditions."

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 12 of 16

k.	Decision to authorise the Board of Directors to raise loans against issuance of convertible debt instruments and to effect the associated capital increases with pre-emptive subscription rights.

The Board of Directors proposes to grant a new authorisation to the Board of Directors to raise loans against issuance of convertible debt instruments, one or more times, in the period until 30 April 2013, with a total loan amount of up to DKK 1,500,000,000 with a maximum increase of the share capital of up to nominally DKK 1,500,000,000 as a result of conversion of debt and to effect the associated capital increases.

The Board of Directors proposes that the following authorisation is inserted as Article 2.7 in the Articles of Association of the Company:

“The Board of Directors is authorised in the period until 30 April 2013, one or more times, with pre-emptive subscription rights for the existing shareholders, to resolve to raise loans for a total amount of up to DKK 1,500,000,000 against the issuance of convertible debt instruments entitling the holder to subscribe for shares in the Company and to effect the associated capital increases. The loans must be paid in cash to the Company. The Board of Directors will determine whether the new shares may be subscribed for at a rate discounted to the market price and any other terms and conditions.

As a result of this authorisation, the Board of Directors is furthermore authorised in the period until 30 April 2013 to increase the Company's share capital, with pre-emptive subscription rights for the existing shareholders, by up to a total nominal amount of DKK 1,500,000,000 by conversion of convertible debt instruments issued pursuant to this Article 2.7. New shares issued pursuant to this authorisation shall be negotiable instruments and shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders, the transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will determine any other terms and conditions."

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been deter-ined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

l.	Decision to authorise the Board of Directors to issue warrants and to effect the associated capital increases without pre-emptive subscription rights.

The Board of Directors proposes that the Board of Directors is authorised, for the period until 30 April 2013, to issue warrants – one or more times – to third parties and without pre-emptive subscription rights for the existing shareholders granting the holders right to subscribe for shares in the Company for a total of up to nominally DKK 2,400,000,000 and to effect the associated capital increases.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 13 of 16

The Board of Directors proposes that the following authorisation is inserted as Article 2.12 of the Articles of Association of the Company:

“The Board of Directors is authorised, for the period until 30 April 2013, to issue warrants – one or more times – to third parties and without pre-emptive subscription rights for the existing shareholders granting the holders right to subscribe for shares in the Company for a total amount of up to nominally DKK 2,400,000,000. The Board of Directors is authorised to effect the associated capital increases resulting from the exercise of warrants. The new shares shall be issued at a subscription price determined by the Board of Directors, which shall never be lower than the market price at the time of issuance of the warrants.

New shares issued pursuant to this authorisation shall be subscribed for in cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will determine any other terms and conditions."

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution and the amount by which the share capital is proposed increased pursuant to the authorisation has been determined with due consideration to the contemplated capital decrease, cf. Proposal 6.c. above.

m.	Decision to authorise the Board of Directors to grant stock options and to purchase treasury shares.

The Board of Directors proposes that the Board of Directors is authorised, for the period until 30 April 2013, to grant stock options – one or more times - to third parties entitling the holders upon vesting, which shall not be less than 1 year and not more than 5 years after the date when the options are granted, to purchase shares in the Company at an exercise price not less than the market price of the shares at the time of te grant. The total number of shares that can be purchased under stock options granted under this authority shall be limited to not more than 25 per cent of the share capital at the time of the grant.

As part of this proposal the Board of Directors proposes that it be authorised in the period until 23 April 2017 to let the Company purchase treasury shares within 25 per cent of the issued share capital at the market price prevailing at the time of purchase subject to a deviation of up to 10 per cent.

The proposal is motivated by the need to create flexibility for a potential equity issue as part of the Company’s plan for a long-term, comprehensive financing solution.

n.	Decision to authorise the Board of Directors to apply for the registration of the decisions adopted by the General Meeting and to make any required amendments thereto.

Decision to authorise the Board of Directors to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Business Authority, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

7.	Any other business.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 14 of 16

Appendix 1:

Pursuant to Section 120(3) of the Danish Companies Act, the following information is given on Mr N. E. Nielsen's, Mr Christian Frigast's, Mr Jesper Jarlbæk's, Mr Gabriel Panayotides', Mr Angelos Papoulias' and Mr Stefanos-Niko Zouvelos' managerial positions:

N. E. Nielsen / born: 14-03-48
Member of the Board since September 2000. Chairman of the Board since April 2002. Member of TORM's Remuneration Committee. Considered independent.
Other management duties: Ambu A/S, Charles Christensen A/S, Danica-Elektronik A/S, Gammelrand Holding A/S, InterMail A/S, MK of 2010 A/S, Pele Holding A/S, P.O.A. Ejendomme A/S, Weibel Scientific A/S with subsidiary companies.
Education: Law degree from University of Copenhagen.
Special competences: General management as chairman of other listed companies with global activities.  Specialist in company law.

Christian Frigast / born: 23-11-51
Member of the Board since September 2000. Deputy Chairman of the Board since April 2002. Member of TORM's Audit Committee and Remuneration Committee. Considered independent.
Other management duties: Axcel Management A/S, Junckers Holding A/S, Esko-Graphics A/S, Management Inveco A/S, Pandora A/S, Royal Scandinavia A/S, TCM Invest A/S with subsidiary companies.
Education: Master degree (Econ) from the University of Copenhagen.
Special competences: General management as chairman. Board member of primarily non-listed Danish and international companies. Financing. Mergers and acquisition.

Jesper Jarlbæk / born: 09-03-56
Member of the Board since April 2009. Member of TORM's Audit Committee. Considered independent.
Other management duties: Advis A/S, Altius Invest A/S, Basico A/S, Bang & Olufsen A/S, Cimber Sterling Group A/S, Earlbrook Holding Ltd. A/S, Groupcare Holding A/S, Julie Sandlau China ApS , Københavns Privathospital A/S, Polaris III Invest Fonden, Prospect A/S, Timpco ApS, TK Development A/S, Valuemaker A/S with subsidiary companies
Education: State Authorised Public Accountant.
Special competences: General management as chairman. Board member of primarily non-listed Danish and international companies. Risk assessment and management. Financial management and reporting.

Gabriel Panayotides / born: 14-01-55
Member of the Board since September 2000. Member of TORM's Remuneration Committee. Not considered independent due to relation to the Company's largest shareholder Beltest Shipping Company Ltd.
Other management duties: Excel Maritime (listed on NYSE), Bureau Veritas and Lloyds Register of Shipping classification society Greek Committee.
Education: Bachelor degree from the Pireaus University of Economics.
Special competences: Board experience from other listed companies. Vessel management – shipowning.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 15 of 16

Angelos Papoulias / born: 28-06-54
Member of the Board since April 2009. Member of TORM's Audit Committee. Considered independent.
Other management duties: Partner of Investment & Finance Ltd. a corporate finance advisory firm specialised in the maritime industry.
Education: Master degree in International Management (Finance and International Relations) from the American Graduate School of International Management in Phoenix, Arizona.
Special competences: Organisation of startup shipping ventures. Credit Risk Assessment. Risk Management. Finance.

Stefanos-Niko Zouvelos / born: 20-07-55
Member of the Board since April 2006. Member of TORM's Remuneration Committee. Not considered independent due to relation to the Company's largest shareholder Beltest Shipping Company Ltd.
Other management duties: General manager of Beltest Shipping Company Ltd.
Education: Master degree in Quantitative Economics from the University of Stirling, Scotland.
Special competences: Financial management in shipping. Over 25 years in shipping.

Announcement no. 13 / 30 March 2012	Notice and complete proposals for AGM 2012	Page 16 of 16